CEL-SCI

Empowering Immune Defenses

Annual Report

2024

CEL-SCI CORPORATION

CEL-SCI Corporation is a late clinical-stage biotechnology company dedicated to research and development directed at improving the treatment of cancer and other diseases by using the immune system, the body's natural defense system. CEL-SCI is currently focused on the development of the following product candidates and technologies:

1) Multikine, an investigational immunotherapy under development for the potential treatment of certain head and neck cancers; and

2) L.E.A.P.S. (Ligand Epitope Antigen Presentation System) technology, or LEAPS, with several product candidates under development for the potential treatment of rheumatoid arthritis.

Multikine (Leukocyte Interleukin, Injection) is the full name of this investigational therapy, which, for simplicity, is referred to in this report as Multikine. Multikine is the trademark that CEL-SCI has registered for this investigational therapy, and this proprietary name is subject to FDA review under CEL-SCI's future anticipated regulatory submission for approval. None of CEL-SCI's product candidates have been approved for sale, barter or exchange by the Food and Drug Administration (FDA) or any other regulatory agency for any use to treat disease in humans nor has the safety or efficacy of these products been established for any use. There can be no assurance that obtaining marketing approval from the FDA in the United States and by comparable agencies in most foreign countries will be granted.

MULTIKINE, THE PHASE III CLINICAL TRIAL RESULTS, AND PATH FORWARD

Immunotherapy is a large, high growth market. Immunotherapies use the patient's own immune system to fight disease. These "targeted therapies" are at the forefront of modern cancer research. A Bloomberg report from January 2023 asserted that:

> The global cancer immunotherapy market is expected to reach USD $196.45 billion by 2030, registering CAGR of 7.2% during the forecast period, according to a new report by Grand View Research, Inc. The rising adoption of immunotherapy over other therapy options for cancer owing to its targeted action is anticipated to increase the adoption during the forecast period. Moreover, increasing regulatory approvals from authoritarian establishments for novel immunotherapy used for oncology is also expected to further fuel the market growth.

Source: https://www.bloomberg.com/press-releases/2023-01-18/cancer-immunotherapy-market-worth-196-45-billion-by-2030-grand-view-research-inc

CEL-SCI hopes to participate in this growing market with its lead investigational therapy Multikine® (Leukocyte Interleukin, Injection). Multikine is unique among approved cancer immunotherapies because it is *given first*, right after diagnosis, before any other treatment including surgery.

Multikine has been tested in approximately 740 patients in Phase 1, 2 and 3 clinical studies conducted in the U.S., Canada, Europe, Israel and Asia. In these studies, it has been administered in multiple doses by various routes and various frequencies to determine its safety and efficacy. The data from these studies allowed CEL-SCI to determine the patient population most responsive to Multikine and most likely to benefit from it. The target population is newly diagnosed advanced primary head and neck cancer patients with no lymph node involvement (determined via PET imaging) and with low PD-L1 tumor expression (determined via biopsy), two features that physicians routinely assess at baseline as part of standard practice.

CEL-SCI completed a bias analysis for the target population in the Phase 3 study in preparation for submission of data to regulatory agencies, including the FDA, for confirmatory registration study. The detailed data on parameters including patient age, sex, race, tumor locations, and staging demonstrate balance between the treatment and control arms. Therefore, no bias was found, which supports confidence in Multikine's efficacy results.

In the target patient population CEL-SCI believes Multikine significantly extended life. In the Phase III study, CEL-SCI observed a 73% survival rate with Multikine vs. only 45% without Multikine at 5 years after treatment, and a Hazard ratio of 0.35 (95% CIs [0.19, 0.66]).

CEL-SCI applied to the FDA for a 212-patient randomized controlled confirmatory registration study focusing only on those patients in the target population, which accounts for approximately 100,000 patients worldwide per year. In May 2024, CEL-SCI announced that the FDA indicated CEL-SCI may move forward with a confirmatory registration study of Multikine in the target population.

What is Multikine and who is it for? Multikine is a biological medicinal immunotherapy comprised of a mixture of natural cytokines and small biological molecules. Multikine is injected around the tumor and adjacent lymph nodes for three weeks as a first-line treatment *before* the standard of care (SOC), which is surgery followed by either radiotherapy or chemoradiotherapy. Multikine's rationale for use is to incite a locoregional immune response against the tumor before the local immune system has been compromised by the standard of care and/or disease progression.

The Multikine target population is not yet treated adult patients with resectable locally advanced primary squamous cell carcinoma of the head and neck (SCCHN) in the oral cavity and who have:

- **No lymph node involvement** (via PET imaging)
- **Low PD-L1 tumor expression** (TPS≤10) (via biopsy)

PD-L1 is a protein receptor on the tumor surface that helps the tumor repel cells of the immune system. CEL-SCI believes that patients with tumors having low PD-L1 would be more likely to respond to Multikine because their tumors have lower defenses against the patient's immune system. CEL-SCI estimates that patients with tumors having low PD-L1 represent about 70% of locally advanced primary SCCHN patients.

Targeting low PD-L1 also differentiates Multikine from other immunotherapies. For example, checkpoint inhibitors like Keytruda and Opdivo appear to best serve patients having high PD-L1, because these drugs work by blocking PD1/PD-L1 receptors interaction; when this interaction (PD1/PD-L1) happens it leads to inactivation/death of the immune cells attacking the tumor. These checkpoint inhibitors appear to act best when tumors express high levels of PD-L1 receptors (usually TPS >20 to TPS >50). While none of these drugs are currently approved as a first-line treatment before surgery, even if such approvals were to come in the future, we believe the large majority of patients having low PD-L1 would still be expected to need Multikine.

CEL-SCI believes Multikine leads to longer survival with no safety issues. Clinical investigations of Multikine, presented at ESMO (Europe Society for Medical Oncology) in October 2023, have demonstrated in the randomized controlled Phase III trial (RCT) the following in the target population:

- *risk of death cut in half at five years* versus the control;
- 28.6% absolute 5-year overall survival benefit versus control (p=0.0015);
- 0.349 hazard ratio vs control (95% CIs [0.18, 0.66], Wald p=0.0012);
- >35% rate of pre-surgery reductions and/or downstages (p<0.01); and
- low PD-L1 tumor expression (vs high PD-L1 where Keytruda and Opdivo work best).

There were no demonstrable safety signals or toxicities observed in approximately 740 Multikine-treated subjects across multiple clinical trials. Adverse event (AE) and serious adverse event (SAE) incidences were not significantly different among treatment and control groups. There were no Multikine-related deaths, no Multikine-related delays of surgery, no Multikine-related interference with post-surgical treatment, and only two discontinuations. Multikine-related AEs before surgery were local and resolved after surgery. Although the literature reports that some of Multikine's components may be toxic when administered systemically (e.g., TNFα, IFN γ, IL-1β), these toxicities did not emerge with Multikine, even at doses many times higher than those administered in the Phase III trial, primarily due to Multikine's delivery by local injection and dosage.

CEL-SCI published its data as abstracts and posters at the annual conferences for the 2022 American Society of Clinical Oncology (ASCO), 2022 and 2023 European Society for Medical Oncology (ESMO) , the 2023 European Head and Neck Society's (EHNS's) annual European Conference on Head and Neck Oncology (ECHNO), the 2023 European Society for Therapeutic Radiology and Oncology (ESTRO) and the 2023 American Head and Neck Society (AHNS). These publications can be accessed at http://www.cel-sci.com.

<u>**Multikine works by inducing pre-surgical responses.**</u> CEL-SCI observed statistically significant pre-surgical responses after Multikine treatment, and therefore CEL-SCI believes in the following:

- Multikine causes pre-surgical responses;
- Pre-surgical responses lead to longer life;
- Therefore, selecting more patients predicted to have a pre-surgical response should lead to much better survival in the target population.

A "pre-surgical response" is a significant change in disease before surgery. CEL-SCI saw two kinds of responses in the Phase III trial. First, there were "reductions" in the size of the tumor—a reduction of 30% or more qualified as a "pre-surgical reduction," or "PSR" for short. Second, there were disease "downstages," (e.g., the disease improved from Stage IV to Stage III) pre-surgery. CEL-SCI calls this a "pre-surgical downstaging" or "PSD" for short. CEL-SCI's 2022 ESMO cancer conference presentation reported on PSR, and CEL-SCI's new 2023 ESMO presentation reported on PSD.

Across the whole Phase III trial, PSRs were seen in 8.5% of Multikine patients compared to <u>*none*</u> in the control group. PSDs were seen in 22% of Multikine patients as compared to 13% in the control group. Because Multikine was the only therapy given to these patients before surgery, it is CEL-SCI's strong belief that Multikine had to be the cause of the higher rates of PSR and PSD.

These data are presented visually below. The taller blue columns show PSR and PSD rates in all 529 Multikine-treated patients in the Phase III trial, and the gray columns show PSR and PSD rates for all 394 control patients.


Multikine Increased Pre-Surgical Response Rates
Multikine (blue) vs Control (gray)
Response rate
25%
20%
15%
10%
5%
0%
p < 0.0001
8.5%
Multikine
0.0%
p = 0.0017
22%
Multikine
13%
Control
Pre-surgical reductions
Pre-surgical downstagings
Multikine
Control

It was not enough for us to show that Multikine likely leads to PSRs and PSDs as compared to a control group, CEL-SCI also had to test if PSRs and PSDs lead to improved survival. CEL-SCI's Phase III trial demonstrated that PSR patients were 72% likely to be alive after five years, whereas control patients were only about 49% likely to be alive after five years. Patients with PSD saw similar improvement in CEL-SCI's Phase III trial. Their five-year chance of survival was approximately 68%. Therefore, CEL-SCI believes that the Phase III trial demonstrated that those patients who had PSR or PSD resulting from Multikine lived longer than those who were not treated with Multikine. It is important to note that these results are from the entire Phase III study population, not from a subgroup. The likelihood of living at least five years is shown in the graphic below for patients with PSR (blue), patients with PSD (orange) and control patients who did not receive Multikine (gray).


Five-Year Overall Survival Higher For PSRs and PSDs
PSRs (blue) and PSDs (orange) vs Control (gray)
p < 0.005
p < 0.005
80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
30%
Survival Probability
72%
Multikine
PSR
68%
Multikine
PSD
49%
Control

Multikine cut the 5-year risk of death in half in the target population. CEL-SCI's results show that Multikine can cut the risk of death in half at five years versus the control group in the target population. Survival increased from 45% in the control group to 73% in the Multikine group at five years. This means the risk of death fell to 27% in the Multikine group from 55% in the control, shown below.


Risk of Death Fell to 27% From 55% in the Target Population at Five Years
60%
50%
40%
30%
20%
10%
0%
Five-year risk of death
Reduction in death risk
Risk of death, 55%
Risk of death, 27%
Control
Multikine

Another way to see the survival benefit of Multikine in the target population is the Kaplan-Meier curve from our ESMO '23 poster, shown below. On the vertical axis is the probability of survival and the horizontal axis is time in months. The blue Multikine line is far above the green control line, meaning the chance of survival is much higher in the Multikine group at every point in time compared to the control. These results had a low (log rank) p-value of 0.0015, which is very significant as a statistical matter.

Kaplan-Meier Overall Survival for Multikine target population (n=114) in the Phase 3 study



Censored
Multikine+CIZ+SOC
SOC Alone
Multikine
73% for Multikine
Control
45% for control
Survival Probability (%)
Log Rank P-value
Multikine+CIZ+SOC vs SOC Alone=0.0015
Time to survival (Months)
at Risk
Multikine+CIZ+SOC 60 60 58 56 53 52 51 49 46 46 44 44 41 33 26 23 16 12 8 2 1 0 0 0 0 0 0
SOC Alone 54 52 46 44 38 36 34 34 32 30 30 28 25 21 17 12 11 9 6 3 2 1 1 1 1 0 0

CEL-SCI's physician consultants tell CEL-SCI that the early separation of these two survival curves (e.g., at 12 months) adds validation to the potential positive effects of Multikine.

Another measure of survival benefit is called the "hazard ratio," which compares the rate of an event (chances) of dying between two different groups. Here, in the Multikine target population, the hazard ratio was 0.35, which means that deaths occurred in the Multikine group about one-third as frequently as in the control group. It is also important to note that the hazard ratio's 95% confidence interval remained far below 1.0 (which would mean parity between the compared groups). In the case of Multikine, statistically speaking, there is a 95% chance that the hazard ratio would fall between 0.18 and 0.66 if Multikine were tested in the target population in another study. A hazard ratio of 0.66 as the "so-called worst-case scenario" (the upper limit of the 95% confidence interval - for the hazard ratio - in this case) is still below (better) than the hazard ratio required for most drug approvals.

CEL-SCI completed a bias analysis for the target population in the Phase III study in preparation for submission of data to regulatory agencies including the FDA for confirmatory registration study. The detailed data on parameters including patient age, sex, race, tumor locations, and staging demonstrate balance between the treatment and control arms. Therefore, no bias was found, which supports confidence in Multikine's efficacy results.

Phase 3 Study Population N0, TPDL1 <10
(n=114, baseline characteristics, demographics)

Baseline Covariate	Covariate Level	MK+CIZ+SOC (n=60)	SOC Only (n=54)
		Percents	Percents
Age	Mean	56.9	58.0
	(Range	(33-76)	(35-80)
Sex	% Male	76.7	88.9
Race	% Asian	0	7.4
	% Black/AA	3.3	0
	% White/Caucasian	96.7	92.6
Ethnicity	% Not Hispanic/Latino	46.7	46.3
	% Not Reported	53.3	53.7
BMI	Mean	24.9	23.9
	(Range)	(17.4-33.4)	(18.2-36.1)
Tumor Location	% Oral Tongue	26.7	33.3
	% Floor of Mouth	55	44.4
	% Cheek (buccal mucosa)	6.7	7.4
	% Soft Palate	11.7	14.8
Baseline Stage	% Stage III	65	74.1
	% Stage IVa	35	25.9

Conclusion: The treatment groups demographics and baseline characteristic were comparable for MK+CIZ+SOC vs SOC Only (control).

These positive survival outcomes—increased overall survival, reduced risk of death, widely separated Kaplan-Meier curves with early separation, low hazard ratio, low p-values, low confidence intervals—CEL-SCI believes were driven by high PSR/PSD rates in the target population, as shown in the graphic below:


Multikine Increased PSR and PSD Rates
In The Target Population
Multikine (blue) vs Control (gray)
p < 0.009
p < 0.007
35%
30%
25%
20%
15%
10%
5%
0%
Response rate
13%
Multikine
0.0%
35%
Multikine
13%
Control
Pre-surgical reductions
Pre-surgical downstagings
Multikine
Control

CEL-SCI relies on all of these data together to support its plan to request accelerated/conditional approval in the new target population without waiting until the completion of another clinical trial. CEL-SCI's regulatory strategy going forward is to seek approval of Multikine following full enrollment of our confirmatory study wherever possible.

CEL-SCI applied to the FDA for a 212-patient randomized controlled confirmatory registration study focusing only on those patients in the target population, which accounts for approximately 100,000 patients worldwide per year. In May 2024, CEL-SCI announced that the FDA indicated CEL-SCI may move forward with a confirmatory registration study of Multikine in the target population.


Our Registration Study Design
Stage 1: Treatment Period
Stage 2: Follow-up Period
Treatment Arm n=106
Multikine treatment first then standard of care
Randomized 1:1 between the treatment arm and the control arm
Assess overall survival as the primary efficacy endpoint, and then histopathology biomarkers too.
Control Arm n=106
Standard of care only
Q1/Q2 2025
Enrollment Begins
Q2 2026
Targeting Full Enrollment
Pre-surgical response rates can be determined almost immediately after full enrollment is completed.
Plan to seek early approval at this time in U.S. and other countries.
Conclusion
Timing is dependent on 65 patient deaths in the combined arms of the study

- The confirmatory study will be a randomized controlled trial with two arms: Multikine treatment plus standard of care versus standard of care alone. CEL-SCI expects to initiate the confirmatory study in Q1/Q2 2025 and reach full enrollment in Q2 2026.

- If approved as a pre-surgical treatment, CEL-SCI believes Multikine should be added to the standard of care for the target population in this unmet medical need.

- CEL-SCI believes that the confirmatory study has a high likelihood of success based on the large survival benefit that has already been observed in the target population from the completed Phase III study. The planned confirmatory study will be much smaller—less than a quarter the size of the prior study— and will focus on the patients who saw the greatest survival benefit when treated with Multikine.

Why Do We Believe Our Confirmatory Study Will Be Successful?


Efficacy
5-year risk of death cut in half
Hazard ratio of 0.35
28% absolute 5-year survival benefit with p=0.0015
More than 35% PSR/PSD
Well-defined target population supported by clinical data and biological mechanism of action
Safety
No demonstrable safety signals or toxicities across all clinical trials
Adverse event incidences were not significantly different among treatment and control groups
No Multikine-related deaths
Multikine-related adverse events before surgery were local and resolved after surgery

An "unmet need" is a factor for approval considered by all major regulatory bodies worldwide. In the Multikine target population, there is also a great unmet need for improved survival. The current standard of care provides only about a 50/50 chance of surviving five years, whereas Multikine could increase that survival rate to over 70% in the target population based on the Phase III data. Chemotherapy (in addition to radiotherapy following surgery)

has improved survival outcome for some head and neck patients, but chemotherapy is only indicated for high-risk patients, who are not likely to fall within the Multikine target population. Currently available immunotherapies are given after surgery or where surgery is not indicated, in contrast to Multikine, which is given before surgery to patients with resectable tumors. Available checkpoint inhibitors work best on tumors with high PD-L1 expression, whereas Multikine works best in tumors with low PD-L1 expression. Therefore, Multikine's target population is underserved, and will continue to be underserved by current therapies.

The major regulatory bodies with whom we are working, U.S. FDA, Health Canada, European Medicines Agency (EMA) and the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom (UK) all have conditional approval pathways designed for situations where the target population has not been fully tested prospectively and there is strong data supporting clinical benefit for patients. The reason is that regulators understand that in many cases patients should not have to wait for additional data before being offered the chance to benefit from a new drug, especially if the drug has been shown to be safe. Every situation is different and depends on the specific facts.

IN CONCLUSION

- **Strong survival data**: Multikine-treated patients in the target population had a 73% 5-year survival vs a 45% 5-year survival in the control group who did not receive Multikine in the Phase III study. In addition, no safety signals or toxicities versus standard of care. The Hazard ratio is 0.35 with an upper limit (95% Confidence interval) of 0.66.

- **Addressing an unmet medical need**: Multikine focuses on the 70% of patients not well served by the two leading approved drugs for head and neck cancer, Keytruda and Opdivo. Multikine's proposed indication is a pre-surgical treatment in head & neck cancer, where no drug is currently approved.

- **Multikine's Target Population**: The confirmatory registration study will focus on newly diagnosed locally advanced primary head and neck cancer patients with no lymph node involvement (determined via PET scan) and with low PD-L1 tumor expression (determined via biopsy).

- **FDA pathway**: CEL-SCI is aiming to begin the 212-patient confirmatory registration study in Q1/Q2 2025, with full enrollment expected in Q2 2026 with the potential to seek early approval after full enrollment.

CORPORATE HISTORY

CEL-SCI was formed as a Colorado corporation in 1983. CEL-SCI's principal office is located at 8229 Boone Boulevard, Suite 802, Vienna, VA 22182. CEL-SCI's telephone number is 703-506-9460 and its website is www.cel-sci.com. CEL-SCI does not incorporate the information on its website into this report, and you should not consider it part of this report.

CEL-SCI makes its electronic filings with the Securities and Exchange Commission (SEC), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports. These filings are available on its website free of charge as soon as practicable after they are filed or furnished to the SEC.

MORE ABOUT MULTIKINE

CEL-SCI's lead investigational therapy, Multikine, is being developed as a potential therapeutic agent directed at using the immune system to produce an anti-tumor immune response. Data from CEL-SCI's clinical trials suggest that Multikine may help the immune system "see" the tumor and then attack it, enabling the body's own anti-tumor immune response to fight the tumor. Multikine has not been licensed or approved for sale, barter or exchange by the FDA or any other regulatory agency, and neither its safety nor its efficacy have been established.

Multikine is an immunotherapy product candidate comprised of a patented defined mixture of 14 human natural cytokines. If commercial approval is obtained, CEL-SCI intends to manufacture Multikine in a proprietary manner in CEL-SCI's manufacturing facility near Baltimore, Maryland, USA. CEL-SCI spent many years and more than $200 million developing and validating the manufacturing process for Multikine. The pro-inflammatory cytokine

mixture includes interleukins, interferons, chemokines and colony-stimulating factors, which contain elements of the body's natural mix of defenses against cancer.

Multikine is designed to be used in a different way than cancer immunotherapy is generally being used. Generally, cancer immunotherapy is given to patients who have already failed other treatments such as surgery, radiation and/or chemotherapy and most of the time it is administered systemically. Multikine on the other hand is administered locally to treat tumors and their microenvironment before any other therapy has been administered because it is believed that this is the time when the immune system would be strongest and most amenable to activation against the tumor. For example, in the Phase III clinical trial, Multikine was injected locally around the tumor and near the adjacent draining lymph nodes for three weeks, five days a week as a first treatment before surgery, radiation and/or chemotherapy. The goal is to help the intact immune system recognize and kill the tumor micro metastases that usually cause recurrence of the cancer. In short, CEL-SCI believes that the local administration of Multikine before weakening of the immune system by surgery and radiation will result in better anti-tumor response than if Multikine were administered after surgery and radiation. In clinical studies of Multikine, administration of the investigational therapy to head and neck cancer patients has demonstrated the potential for lesser or no appreciable toxicity.


Tumoricidal / Tumoristatic
Multikine
(perilymphatic)
Local / Regional
Necrosis
(e.g., TNFα)
Antigen Presenting Cells
(Dendritic Cells, Macrophages)
Micro Metastases
Multikine
(peritumoral)
Tumor
Neutrophils
CD4 + T Cells
CD8 + T Cell
Lymph
Nodes
Micro
Metastases
Chemotactic
(e.g., IL-6, IL-8)
Lymphoproliferative
(e.g., IL-2)

Source: Adapted from Timar et al., Journal of Clinical Oncology 23(15) May 20, 2005

The first indication CEL-SCI is pursuing for its investigational drug product candidate Multikine is an indication for the neoadjuvant therapy in patients with squamous cell carcinoma of the head and neck, or SCCHN (hereafter also referred to as advanced primary head and neck cancer).

In October 2023, CEL-SCI presented a poster at the European Society for Medical Oncology (EMSO) annual Congress that reported three major new advancements supporting Multikine's approvability:

- First, Multikine is most effective in patients having tumors with low PD-L1 expression, consisting of about 70% of the study population. (It should be noted that immune checkpoint inhibitors like Keytruda and Opdivo appear to work best in patients with tumors having high PD-L1 expression).
- Second, the Multikine target population can now be readily identified upon diagnosis, prior to surgery, using tests that physicians routinely use in cancer screenings.
- Third, Multikine patients in the target population saw a significant increase in 5-year overall survival, from 45% for control patients who did not receive Multikine to 73% for Multikine-treated patients.

Link to poster: https://cel-sci.com/wp-content/uploads/2023/10/ESMO-2023-Poster_893P_FINAL.pdf

Previously, CEL-SCI published two abstracts and presented a poster related to its pivotal Phase III Multikine head and neck cancer clinical trial at the American Society of Clinical Oncology (ASCO) in June 2022. The abstract titles and corresponding links are as follows:

- *"Leukocyte interleukin injection (LI) immunotherapy extends overall survival (OS) in treatment-naive low-risk (LR) locally advanced primary squamous cell carcinoma of the head and neck: The IT-MATTERS study."*
  - Link to abstract: https://meetings.asco.org/abstracts-presentations/207201
  - Link to poster: https://cel-sci.com/wp-content/uploads/2022/06/CEL-SCI-ASCO-2022-Poster-6032-June-6-Head-and-Neck-Cancer-1.pdf
- *"Novel algorithm for assigning risk/disease-directed treatment (DDT) choice in locally advanced primary squamous cell carcinoma of the head and neck (SCCHN): Using pretreatment data only."*
  - Link to abstract: https://meetings.asco.org/abstracts-presentations/207202/

Ultimately, the decision as to whether CEL-SCI's drug product candidate is safe and effective can only be made by the FDA and/or by other regulatory authorities based upon an assessment of all of the data from an entire drug development program submitted as part of an application for marketing approval. The completed Phase III clinical study for CEL-SCI's investigational drug cannot be used as the pivotal study supporting a marketing application in the United States, and therefore a confirmatory study is needed to be conducted to support a marketing application in the United States. The cost of the confirmatory registration study is estimated to be approximately $30 million and is projected to begin enrollment in Q1 2025.

Development Agreements for Multikine

In August 2008, CEL-SCI signed an agreement with Teva Pharmaceutical Industries Ltd., or Teva, that gives Teva the exclusive right and license to market, distribute and sell Multikine, if approved, in Israel and Turkey for treatment of head and neck cancer. The agreement terminates on a country-by-country basis 10 years after the product launch in each country or upon a material breach or upon bankruptcy of either party. The agreement will automatically extend for additional two-year terms unless either party gives notice of its intent not to extend the agreement. If CEL-SCI develops Multikine for other oncology indications and Teva indicates a desire to participate, the parties have agreed to negotiate in good faith with respect to Teva's participation and contribution in future clinical trials.

Teva has agreed to use all reasonable efforts to obtain regulatory approval to market and sell Multikine in its territory at its own cost and expense. Pursuant to the agreement, it is CEL-SCI's responsibility to supply Multikine and Teva's responsibility to sell Multikine, if approved by regulatory authorities in the relevant countries. Net sales will be divided 50/50 between the two parties. Teva also initially agreed to fund certain activities relating to the conduct of a clinical trial in Israel as part of the global Phase III trial for Multikine. In July 2011, Serbia and Croatia were added to Teva's territory, pursuant to a joinder agreement between CEL-SCI and PLIVA Hrvatska d.o.o., or PLIVA, an affiliate of Teva's, subject to similar terms as described above. In January 2012, pursuant to an assignment and assumption agreement between CEL-SCI, Teva and GCP Clinical Studies Ltd., or GCP, Teva transferred all of its rights and obligations concerning the Phase III trial in Israel to GCP.

In consideration for the rights granted by CEL-SCI GCP will pay CEL-SCI (in U.S. dollars):

- $100,000 upon EMA grant of Marketing Authorization for Multikine;
- $50,000 upon Croatia's grant of reimbursement status for Multikine in Croatia; and
- $50,000 upon Serbia's grant of reimbursement status for Multikine in Serbia.

In November 2000, CEL-SCI signed an agreement with Orient Europharma Co., Ltd., or Orient Europharma, of Taiwan, which was amended in October 2008 and again in June 2010. Pursuant to this agreement, as amended, Orient Europharma has the exclusive marketing and distribution rights to Multikine, if approved by regulatory authorities, for head and neck cancer, naso-pharyngeal cancer and potentially cervical cancer indications in Taiwan, Singapore, Malaysia, Hong Kong, the Philippines, South Korea, Australia and New Zealand. CEL-SCI has granted Orient Europharma the first right of negotiation with respect to Thailand and China.

The agreement requires Orient Europharma to fund 10% of the cost of the clinical trials needed to obtain marketing approvals in these countries for head and neck cancer, naso-pharyngeal cancer and potentially cervical cancer.

If Multikine is approved for sale, Orient Europharma will purchase Multikine from CEL-SCI for 35% of the gross selling price in each country. Orient Europharma is obligated to use the same diligent efforts to develop, register, market, sell and distribute Multikine in its territory as with its own products or other licensed products.

The agreement will terminate on a country-by-country basis 15 years after the product approval for Multikine in each country, at which point the agreement will be automatically extended for successive two-year periods, unless either party gives notice of its intent not to extend the agreement. The agreement may also be terminated upon the bankruptcy of either party or material misrepresentations that are not cured within 60 days. If the agreement ends before the 15-year term through no fault of either party, CEL-SCI will reimburse Orient Europharma for a prorated part of Orient Europhorma's costs towards the clinical trials of Multikine. If Orient Europharma fails to make certain minimum purchases of Multikine during the term of the agreement, Orient Europhorma's rights to the territory will become non-exclusive.

CEL-SCI has a licensing agreement with Byron Biopharma LLC, or Byron, under which CEL-SCI granted Byron an exclusive license to market and distribute Multikine in the Republic of South Africa, if approved. This license will terminate 20 years after marketing approval in South Africa or after the bankruptcy or uncured material breach by either party. After the 20-year period has expired, the agreement will be automatically extended for successive two-year periods, unless either party gives notice of its intent not to extend the agreement.

Pursuant to the agreement, Byron will be responsible for registering Multikine in South Africa. If Multikine is approved for sale in South Africa, CEL-SCI will be responsible for manufacturing the product, while Byron will be responsible for sales in South Africa. Sales revenues will be divided equally between CEL-SCI and Byron.

ABOUT LEAPS

CEL-SCI's patented T-cell Modulation Process, referred to as LEAPS (Ligand Epitope Antigen Presentation System), uses "heteroconjugates" to direct the body to choose a specific immune response. LEAPS is designed to stimulate the human immune system to more effectively fight bacterial, viral and parasitic infections as well as autoimmune conditions, allergies, transplantation rejection and cancer, when it cannot do so on its own. LEAPS combines T-cell binding ligand peptides with small, disease associated, peptide antigens and may provide a new method to treat and prevent certain diseases.

The ability to generate a specific immune response is important because many diseases are often not combated effectively due to the body's selection of the "inappropriate" immune response. The capability to specifically reprogram an immune response may offer a more effective approach than existing vaccines and drugs in attacking an underlying disease.

LEAPS Candidates: CEL-2000, CEL-4000 and DerG-PG275(Cit) (aka, CEL-5000)

On September 19, 2017, CEL-SCI announced that it had been awarded a Phase 2 Small Business Innovation Research (SBIR) grant in the amount of $1.5 million from the National Institute of Arthritis and Musculoskeletal and Skin Diseases (NIAMS), which is part of the U.S. National Institutes of Health (NIH). This grant provided funding to allow CEL-SCI to advance its first LEAPS product candidate, CEL-4000, towards an Investigational New Drug (IND) application for a Phase 1 safety study by funding IND enabling studies and additional mechanism of action studies, among other preclinical development activities. Work on CEL-4000 was conducted at CEL-SCI's research laboratory and Rush University Medical Center in Chicago, Illinois in the laboratories of Tibor Glant, MD, Ph.D., Jorge O. Galante Professor of Orthopedic Surgery and Katalin Mikecz, MD, Ph.D. Professor of Orthopedic Surgery & Biochemistry. The SBIR grant was awarded based on published data described below by Dr. Glant's team in collaboration with CEL-SCI showing that the administration of a proprietary peptide using CEL-SCI's LEAPS technology prevented the development, and lessened the severity, including inflammation, of experimental proteoglycan induced arthritis (PGIA or GIA) when it was administered after the disease was induced in animals. This grant has been fully expended.

As part of the follow-up to the grant funded work, CEL-SCI published a review comparing CEL-4000 and the new LEAPS peptide CEL-5000 to both the Janus kinase (JAK) inhibitors and disease modifying anti-rheumatic drugs (DMARDs) in use for RA and autoimmune arthritis. The article reviewed the mechanism of action and targets

with pictorial graphics in the journal Biomedicines and can be found online at https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8772713/.

Prior to the SBIR Phase 2 grant in 2014, CEL-SCI was awarded a Phase 1 SBIR grant in the amount of $225,000 from NIAMS. This grant funded the development of CEL-SCI's LEAPS technology as a potential treatment for rheumatoid arthritis, an autoimmune disease of the joints. The work was conducted at Rush University Medical Center in Chicago, Illinois in the laboratories of Tibor Glant, MD, Ph.D., Katalin Mikecz, MD, Ph.D., and Allison Finnegan, Ph.D. Professor of Medicine. The grant was fully recognized in prior periods.

In May 2019, CEL-SCI announced that a newly discovered LEAPS conjugate acts alone and can complement CEL-4000 therapeutically when administered in combination to an animal model of Rheumatoid Arthritis (RA). This new LEAPS conjugate appears to act on T cell pathways by a new mechanism that is different from the pathways used by the CEL-4000 vaccine. The data was presented at the American Association of Immunologists 103rd Annual Meeting (Immunology 2019) by Daniel Zimmerman, Ph.D., CEL-SCI's Senior Vice President of Research, Cellular Immunology. The work was performed in conjunction with researchers at Rush University Medical Center, Chicago, Illinois and was funded by the SBIR Phase 2 Grant.

In July 2019, one of CEL-SCI's collaborators from Rush, Dr. Adrienn Markovics presented new LEAPS data at i-Chem2019, International Conference on Immunity and Immunochemistry. Data presented was for a new second RA conjugate discovered which acts alone and can complement the existing CEL-4000 RA vaccine in an animal model of RA. The combination of the two RA conjugates provided not only broader epitope coverage, but also a greater therapeutic effect than either conjugate alone. The LEAPS work was performed in conjunction with researchers at CEL-SCI on CEL-4000 and the newly discovered LEAPS conjugate, CEL-5000. Both conjugates were evaluated alone and in combination in the model of proteoglycan [PG] induced arthritis (PGIA) called recombinant PG G1 domain-induced arthritis (GIA), an autoimmune mouse model of RA.

In February 2017 and November 2016, CEL-SCI announced preclinical data that demonstrate its investigational new drug candidate CEL-4000 has the potential to treat rheumatoid arthritis. This study was supported in part by the SBIR Phase I Grant and was conducted in collaboration with Drs. Katalin Mikecz and Tibor Glant, and their research team at Rush University Medical Center in Chicago, IL. This work was published in an article entitled "*An epitope-specific DerG-PG70 LEAPS vaccine modulates T cell responses and suppresses arthritis progression in two related murine models of rheumatoid arthritis*" and can be found online at https://www.ncbi.nlm.nih.gov/pmc/articles/ PMC5568759/.

With the support of these SBIR grants, CEL-SCI is developing several new drug candidates, CEL-2000 and CEL-4000, as potential rheumatoid arthritis therapeutic treatments. The data from animal studies using the CEL-2000 treatment suggests that it could be used against rheumatoid arthritis with fewer administrations than those required by other anti-rheumatoid arthritis treatments currently on the market for arthritic conditions associated with the Th17 signature cytokine TNF-a. The preclinical data indicates these peptides could be used against rheumatoid arthritis where a Th1 signature cytokine (IFN-γ) is dominant. CEL-2000 and CEL-4000 each have the potential to become a personalized, disease-specific therapy, that acts at an earlier step in the disease process than current therapies, and which may be useful in patients not responding to existing rheumatoid arthritis therapies. CEL-SCI believes this represents a large unmet medical need in the rheumatoid arthritis market.

In March 2015, CEL-SCI and its collaborators published a review article on vaccine therapies for rheumatoid arthritis based in part on work supported by the SBIR Phase 1 grant. The article is entitled "Rheumatoid arthritis vaccine therapies: perspectives and lessons from therapeutic Ligand Epitope Antigen Presentation System vaccines for models of rheumatoid arthritis" and was published in Expert Review of Vaccines 1 - 18 and can be found online at http://www.ncbi.nlm.nih.gov/pubmed/25787143.

Accordingly, even though the various LEAPS candidates have not yet been given to humans, they have been tested in vitro with human cells. They have induced similar cytokine responses that were seen in these animal models, which may indicate that the LEAPS technology might translate to humans. The LEAPS candidates have demonstrated protection against lethal herpes simplex virus (HSV1) and H1N1 influenza infection, as a prophylactic or therapeutic agent in animals. They have also shown some level of activity in animals in two autoimmune conditions, curtailing and sometimes preventing disease progression in arthritis and myocarditis animal models.

None of the LEAPS investigational products have been approved for sale, barter or exchange by the FDA or any other regulatory agency for any use to treat disease in animals or humans. The safety or efficacy of these products has not been established for any use. Lastly, no definitive conclusions can be drawn from the early-phase, preclinical-trials data involving these investigational products. Before obtaining marketing approval from the FDA in the United States, and by comparable agencies in most foreign countries, these product candidates must undergo rigorous preclinical and clinical testing which is costly and time consuming and subject to unanticipated delays. There can be no assurance that these approvals will be granted.

MANUFACTURING FACILITY

Before starting the Phase III clinical trial, for reasons related to regulatory considerations, CEL-SCI built a dedicated manufacturing facility to produce its investigational biological product candidate Multikine. This facility produced multiple clinical lots for the Phase III clinical trial and has also passed quality systems review by a European Union Qualified Person on several occasions. CEL-SCI expanded the manufacturing facility so CEL-SCI will be able to meet the expected demand for Multikine, if approval to sell the drug is granted. This expansion was completed at the end of 2021, allowing CEL-SCI employees to return to work inside the manufacturing facility. In February 2024, CEL-SCI announced that the commissioning of the manufacturing facility had been completed, a significant milestone toward a planned Biologics License Application (BLA) with several regulatory agencies for approval of Multikine in the treatment of head and neck cancer. Since the completion of commissioning of the manufacturing facility, CEL-SCI undertook qualification of the manufacturing environment and validation of the manufacturing process in the updated manufacturing facility, aiming to complete the clinical lot in time for the initiation of the confirmatory study.

CEL-SCI's lease on the manufacturing facility expires on October 31, 2028. At that time CEL-SCI can either purchase the facility or extend its lease.

MARKET FOR CEL-SCI'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

As of September 30, 2024, there were approximately 465 record holders of CEL-SCI's common stock. CEL-SCI's common stock is traded on the NYSE American under the symbol "CVM".

Shown below are the range of high and low quotations for CEL-SCI's common stock for the periods indicated as reported by the NYSE American.

Quarter Ending	High	Low
12/31/2022	$3.68	$1.88
3/31/2023	$3.33	$2.15
6/30/2023	$2.94	$1.86
9/30/2023	$2.99	$1.08
12/31/2023	$3.23	$1.04
3/31/2024	$3.08	$1.63
6/30/2024	$2.39	$1.10
9/30/2024	$2.22	$1.02

Holders of common stock are entitled to receive dividends as may be declared by CEL-SCI's Board of Directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of CEL-SCI's assets after payment of liabilities. CEL-SCI's Board of Directors is not obligated to declare a dividend. CEL-SCI has not paid any dividends on its common stock and CEL-SCI does not have any current plans to pay any common stock dividends.

The provisions in CEL-SCI's Articles of Incorporation relating to CEL-SCI's preferred stock allow CEL-SCI's directors to issue preferred stock with rights to multiple votes per share and dividend rights which would have priority over any dividends paid with respect to CEL-SCI's common stock. The issuance of preferred stock with such rights may make more difficult the removal of management even if such removal would be considered beneficial to shareholders generally, and will have the effect of limiting shareholder participation in certain transactions such as mergers or tender offers if such transactions are not favored by incumbent management.

The market price of CEL-SCI's common stock, as well as the securities of other biopharmaceutical and biotechnology companies, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in CEL-SCI's operating results, announcements of technological innovations or new therapeutic products by CEL-SCI or its competitors, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of products which may be developed by CEL-SCI or other biotechnology and pharmaceutical companies, and general market conditions may have a significant effect on the market price of CEL-SCI's common stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the related notes thereto appearing elsewhere in this report.

Multikine (Leukocyte Interleukin, Injection) which, for simplicity, is referred to in this report as Multikine, is the trademark that the Company has registered for this investigational therapy, and this proprietary name is subject to FDA review under the Company's future anticipated regulatory submission for approval. Multikine has not been licensed or approved by the FDA or any other regulatory agency. Neither has its safety or efficacy been established for any use.

CEL-SCI also owns and is developing a pre-clinical technology called LEAPS (Ligand Epitope Antigen Presentation System). CEL-SCI is using its LEAPS technology platform to investigate its lead peptide-based immunotherapy (CEL-4000) as a vaccine treatment for rheumatoid arthritis. LEAPS has not been licensed or approved by the FDA or any other regulatory agency. Neither has its safety or efficacy been established for any use.

All of CEL-SCI's projects are under development. As a result, CEL-SCI cannot predict when it will be able to generate any revenue from the sale of any of its products.

Since inception, CEL-SCI has financed its operations through the issuance of equity securities, convertible notes, loans and certain research grants. CEL-SCI will likely continue to generate net operating losses as it continues the development of Multikine and brings other drug candidates into clinical trials. Until such time as CEL-SCI becomes profitable, any or all of these financing vehicles or others may be utilized to assist CEL-SCI's capital requirements.

Results of Operations

The Company incurred a net operating loss of approximately $26.4 million for the twelve months ended September 30, 2024. This net operating loss consists of significant non-cash expenses accounting for approximately 30% of the operating loss. The non-cash operating expenses include approximately $4.3 million in stock-based employee compensation and approximately $4.0 million in depreciation and amortization expense.

During the year ended September 30, 2024, research and development expenses decreased by approximately $4.3 million, or 19%, compared to the year ended September 30, 2023. Major components of this decrease include an approximately $1.6 million decrease in employee stock compensation expense and a decrease of approximately $3.3 million in costs related to its clinical study activities. These decreases were offset by an increase of approximately $0.6 million in other research and development costs.

During the year ended September 30, 2024, general and administrative expenses decreased by approximately $0.8 million, or 9%, compared to the year ended September 30, 2023. This decrease is primarily due to a decrease in employee stock compensation expense of approximately $0.5 million and a decrease in other net general and administrative expenses of approximately $0.3 million.

Net interest expense decreased by approximately $0.1 million for the year ended September 30, 2024 compared to the year ended September 30, 2023. This decrease is primarily due to the Company earning approximately $0.2 million less in interest income and approximately $0.1 million less in interest expense from its finance leases during the year ended September 30, 2024 compared to the year ended September 30, 2023.

Research and Development Expenses

CEL-SCI's research and development efforts involved Multikine and LEAPS. The table below shows the research and development expenses associated with each project during the reporting periods.

	Year ended September 30,			
	2024		2023	
Multikine	$	18,072,573	$	22,098,222
LEAPS		88,878		373,274
Total research and development	$	18,161,451	$	22,471,496

CEL-SCI's Phase III clinical trial began in December 2010 after the completion and validation of CEL-SCI's dedicated manufacturing facility. The Phase III clinical trial was fully enrolled in September 2016, reached its primary endpoint in April 2020 and achieved database lock in December 2020. The data was unblinded in June 2021, the primary endpoint results were announced in June 2021, additional data was presented at ASCO 2022, ESMO 2022, ECHNO 2023, ESTRO 2023, ESMO 2023, IDDST 2024 and ESMO 2024. As part of CEL-SCI's global regulatory approval strategy, CEL-SCI concurrently plans to conduct a confirmatory registration study to support a filing for marketing authorization in the United States and pursue filings for marketing authorization in Canada, United Kingdom and Europe.

Clinical and other studies necessary to obtain regulatory approval of a new drug involve significant costs and require several years to complete. The extent of the CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing. Without regulatory approval, CEL-SCI will be unable to sell any of its products. Since all of CEL-SCI's projects are under development, CEL-SCI cannot predict when it will be able to generate any revenue from the sale of any of its products.

Liquidity and Capital Resources

CEL-SCI has relied primarily upon capital generated from the public and private offerings of its common stock and convertible notes. In addition, CEL-SCI has utilized short-term loans to meet its capital requirements. Capital raised by CEL-SCI has been used to acquire an exclusive worldwide license to use, and later purchase, certain patented and unpatented proprietary technology and know-how relating to the human immunological defense system and for clinical trials. Capital has also been used for patent applications, debt repayment, research and development, administrative costs, and for CEL-SCI's laboratory and manufacturing facilities. CEL-SCI does not anticipate realizing significant revenues until it enters into licensing arrangements regarding its technology and know-how or until it receives regulatory approval to sell its products (which could take a number of years). As a result, CEL-SCI has been dependent primarily upon the proceeds from the sale of its securities to meet all of its liquidity and capital requirements and anticipates having to do so in the future. During fiscal year 2024 and 2023, CEL-SCI raised net proceeds of approximately $21.2 million and $6.3 million, respectively, through a combination of the sale of common stock and the exercise of warrants.

In August 2007, CEL-SCI leased a building near Baltimore, Maryland. The building, which consists of approximately 73,000 square feet, has been remodeled in accordance with CEL-SCI's specifications so that it can be used by CEL-SCI to manufacture Multikine for CEL-SCI's Phase III clinical trials and sales of the drug if approved by the FDA. The lease expires on October 31, 2028, and required annual base rent payments of approximately $2.6 million during the twelve months ended September 30, 2024.

During the year ended September 30, 2024, 5,680,000 pre-funded warrants were exercised. During the year ended September 30, 2023, the following chart lists the warrants that were exercised and the proceeds received.

Fiscal Year 2023

Warrants	Warrants Exercised	Exercise Price	Proceeds
Series RR	17,752	$1.65	$ 29,291
Series SS	200,000	$2.09	418,000
	217,752		$ 447,291

During the year ended September 30, 2024, the Company's cash increased by approximately $0.6 million. The significant component of this increase included approximately $21.2 million of cash received from issuance of common stock, and exercise of warrants offset by cash used to fund the Company's regular operations of approximately $18.8 million, approximately $0.1 million used to acquire research and development equipment, and approximately $1.8 million in payments on the Company's finance leases.

During the year ended September 30, 2023, the Company's cash decreased by approximately $18.5 million. The significant component of this decrease included cash used to fund the Company's regular operations of approximately $22.8 million, which includes the approximate $2.3 million deposit made to the Company's landlord as a result of falling below certain cash requirements per the San Tomas lease. Other components of this decrease include approximately $0.4 million used to make leasehold improvements and acquire research and development equipment, and approximately $1.6 million in payments on the Company's finance leases. These decreases were offset by approximately $5.8 million and $0.5 million of cash received from issuance of common stock and exercise of warrants, respectively.

Supplies are purchased for use in the Company's manufacturing and R&D efforts. During the year ended September 30, 2024, the supplies increased by approximately $0.2 million in support of the work to validate and prepare the manufacturing facility to produce Multikine for the confirmatory registration study and before the Company's Biologics License Application (BLA) can be submitted to the FDA.

Primarily as a result of CEL-SCI's losses incurred to date, its expected continued future losses, and limited cash balances, CEL-SCI has included a disclosure in its financial statements expressing substantial doubt about its ability to continue as a going concern.

Future Capital Requirements

CEL-SCI's material capital commitments include funding operating losses, funding its research and development program and making required lease payments.

CEL-SCI will need to raise additional funds, either through debt or equity financings or a partnering arrangement, to bring Multikine to market. The ability of CEL-SCI to complete the necessary clinical trials and obtain FDA approval for the sale of products to be developed on a commercial basis is uncertain. However, it is possible that CEL-SCI will not be able to generate enough cash to continue operations at its current level. CEL-SCI's management has engaged in fundraising for over 30 years and believes that the manner in which it is proceeding will produce the best possible outcome for the shareholders. There can be no assurances that CEL-SCI will be successful in raising additional funds.

Clinical and other studies necessary to obtain regulatory approval of a new drug involve significant costs and require several years to complete. The extent of CEL-SCI's clinical trials and research programs are primarily based upon the amount of capital available to CEL-SCI and the extent to which CEL-SCI has received regulatory approvals for clinical trials. The inability of CEL-SCI to conduct clinical trials or research, whether due to a lack of capital or regulatory approval, will prevent CEL-SCI from completing the studies and research required to obtain regulatory approval for any products which CEL-SCI is developing. Without regulatory approval, CEL-SCI will be unable to sell any of its products.

In the absence of revenues, CEL-SCI will be required to raise additional funds through the sale of securities, debt financings or other arrangements in order to continue with its research efforts. However, there can be no assurance that such financing will be available or be available on favorable terms. Ultimately, CEL-SCI must complete the development of its products, obtain appropriate regulatory approvals and obtain sufficient revenues to support its cost structure.

Since all of CEL-SCI's projects are under development, CEL-SCI cannot predict with any certainty the funds required for future research and clinical trials, the timing of future research and development projects, or when it will be able to generate any revenue from the sale of any of its products.

CEL-SCI's cash flow and earnings are subject to fluctuations due to changes in interest rates on its bank accounts, and, to an immaterial extent, foreign currency exchange rates.

CRITICAL ACCOUNTING ESTIMATES

CEL-SCI's significant accounting estimates are more fully described in Note 3 to the financial statements included as part of this report. However, certain accounting estimates are particularly important to the portrayal of CEL-SCI's financial position and results of operations and require the application of significant judgments by management. As a result, the financial statements are subject to an inherent degree of uncertainty. In applying those estimates, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. These estimates are based on CEL-SCI's historical experience, terms of existing contracts, observance of trends in the industry and information available from outside sources, as appropriate.

Management believes that the following critical accounting estimates require the most significant judgments and estimates with respect to the preparation of CEL-SCI's financial statements.

Lease Accounting – The measurement of the finance and operating lease right-of-use asset and lease liabilities requires the determination of an estimated lease term and an incremental borrowing rate. The determination of the incremental borrowing rates for new and modified lease contracts is a critical accounting estimate. Significant judgment is required by management to develop inputs and assumptions used to determine the incremental borrowing rate for lease contracts.

Share-based Compensation –Compensation cost for all share-based awards is measured at fair value as of the grant date in accordance with the provisions of ASC 718, *Compensation – Stock Compensation* ("ASC 718"). The fair value of stock options is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires five input variables: the strike price of an option, the current stock price, the time to expiration, the risk-free rate and the volatility. The share-based compensation cost is recognized using the straight-line method as expense over the requisite service or vesting period.

CEL-SCI has Incentive Stock Option Plans, Non-Qualified Stock Option Plans, Stock Compensation Plans, Stock Bonus Plans and an Incentive Stock Bonus Plan. These Plans are collectively referred to as the "Plans". All Plans have been approved by CEL-SCI's stockholders.

CEL-SCI's stock options are not transferable, and the actual value of the stock options that an employee may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price. For options issued with service conditions only, CEL-SCI has based its assumption for stock price volatility on the variance of daily closing prices of CEL-SCI's stock. The risk-free interest rate assumption is based on the U.S. Treasury rate at the date of grant with the term equal to the expected life of the option. Forfeitures are accounted for when they occur. The expected term of options represents the period that options granted are expected to be outstanding and has been determined based on an analysis of historical exercise behavior. If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation expense for new awards may differ materially in the future from that recorded in the current period.

Restricted stock granted under the Incentive Stock Bonus Plan and options granted under the Non-Qualified Stock Option Plans are subject to service, performance and market conditions and meet the classification of equity awards. These awards were measured at fair value on the grant dates using a Monte Carlo simulation for issuances where the attainment of performance criteria is uncertain. The total compensation cost will be expensed over the estimated requisite service period.

CEL-SCI CORPORATION

Financial Statements for the Years

Ended September 30, 2024 and 2023, and

Report of Independent Registered Public Accounting Firm

CEL-SCI CORPORATION

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
CEL-SCI Corporation
Vienna, Virginia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CEL-SCI Corporation (the "Company") as of September 30, 2024 and 2023, the related statements of operations, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has future liquidity needs that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Classification of Pre-Funded Warrants

As described in Note 12 to the financial statements, on July 29, 2024, the Company sold 3,715,000 shares of common stock at an offering price of $1.00 per share, and pre-funded warrants to purchase up to 7,130,000 shares of common stock, at an offering price of $0.99 per pre-funded warrant, for proceeds of approximately $9.7 million, net of issuance costs of approximately $1.1 million. The Company determined that the Pre-Funded Warrants met all of the criteria for equity classification and recorded them as a component of additional paid-in capital upon the closing of the transaction in July 2024.

We identified the determination of the financial statement classification of the Pre-Funded Warrants as a critical audit matter. Our principal considerations included the existence of accounting complexities related to certain provisions of the warrant agreement, including settlement provisions and derivative elements in applying the accounting standard. Auditing these elements involved especially complex auditor judgment due to the terms of the applicable agreement, including the extent of specialized knowledge and skills needed.

The primary procedures we performed to address this critical audit matter included:

- Evaluating the appropriateness of management's application of the accounting guidance in determining the classification of the pre-funded warrants in the financial statement by i) reviewing the relevant terms of the pre-funded warrant agreement, (ii) evaluating the completeness and accuracy of the Company's technical accounting analysis and the application of the relevant accounting literature.

- Utilizing personnel with specialized knowledge and skills in technical accounting to assist in: (i) evaluating the terms of the warrant agreement in relation to the relevant accounting literature, and (ii) assessing the appropriateness of conclusions reached by the Company.

/s/BDO USA, P.C.

We have served as the Company's auditor since 2005.

Potomac, Maryland
January 13, 2025

CEL-SCI CORPORATION
BALANCE SHEETS
SEPTEMBER 30, 2024 and 2023

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,738,173	$ 4,145,735
Prepaid expenses	294,097	520,368
Supplies used for R&D and manufacturing	1,019,908	2,248,072
Deposits	3,500	4,245
Total current assets	6,055,678	6,918,420
Finance lease right-of-use assets	7,350,364	9,131,987
Operating lease right-of-use assets	1,495,937	1,698,243
Property and equipment, net	8,129,753	10,188,126
Patent costs, net	165,492	197,704
Deposits	2,319,101	2,319,101
Supplies used for R&D and manufacturing	1,475,441	74,669
Total assets	$ 26,991,766	$ 30,528,250
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,448,467	$ 2,009,786
Accrued expenses	566,042	1,049,581
Due to employees	363,306	557,244
Finance lease obligation, current portion	2,010,995	1,771,804
Operating lease obligation, current portion	226,969	197,431
Total current liabilities	4,615,779	5,585,846
Finance lease liabilities, net of current portion	7,957,925	9,949,565
Operating lease liabilities, net of current portion	1,425,979	1,652,949
Other liabilities	125,000	125,000
Total liabilities	14,124,683	17,313,360
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 200,000 shares authorized; 0 shares issued and outstanding	-	-
Common stock, $0.01 par value; 600,000,000 shares authorized; 63,787,104 and 47,422,304 shares issued and outstanding at September 30, 2024 and 2023, respectively	637,870	474,223
Additional paid-in capital	526,241,074	499,832,063
Accumulated deficit	(514,011,861)	(487,091,396)
Total stockholders' equity	12,867,083	13,214,890
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 26,991,766	$ 30,528,250

CEL-SCI CORPORATION
STATEMENTS OF OPERATIONS
YEARS ENDED SEPTEMBER 30, 2024 and 2023

		2024		2023
Operating expenses:				
Research and development	$	18,161,451	$	22,471,496
General & administrative		8,191,023		9,004,578
Total operating expenses		26,352,474		31,476,074
Operating loss		(26,352,474)		(31,476,074)
Interest expense, net		(745,673)		(675,416)
Other income (expense)		177,682		(42,813)
Net loss	$	(26,920,465)	$	(32,194,303)
Modification of warrants		(659,456)		(171,552)
Net loss available to common shareholders	$	(27,579,921)	$	(32,365,855)
Net loss per common share – basic and diluted	$	(0.51)	$	(0.73)
Weighted average common shares outstanding – basic and diluted		54,044,989		44,479,865

CEL-SCI CORPORATION
STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2024 and 2023

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE, SEPTEMBER 30, 2022	43,448,317	$ 434,484	$ 486,625,816	$ (454,897,093)	$ 32,163,207
Warrant exercises	217,752	2,177	445,114	-	447,291
401(k) contributions paid in common stock	97,004	970	206,623	-	207,593
Stock issued to nonemployees for service	249,997	2,500	563,480	-	565,980
Proceeds from the sale of common stock	3,413,234	34,132	6,088,365		6,122,497
2014 Incentive Stock Forfeited	(4,000)	(40)	(22,160)	-	(22,200)
Equity based compensation - employees	-	-	6,308,431	-	6,308,431
Share issuance costs	-	-	(383,606)	-	(383,606)
Net loss	-	-	-	(32,194,303)	(32,194,303)
BALANCE, SEPTEMBER 30, 2023	47,422,304	$ 474,223	$ 499,832,063	$ (487,091,396)	$ 13,214,890
401(k) contributions paid in common stock	136,868	1,368	217,349	-	218,717
Stock issued to nonemployees for service	409,932	4,099	755,802	-	759,901
Proceeds from the sale of common stock and pre-funded warrants	10,080,000	100,800	23,417,400	-	23,518,200
Exercise of pre-funded warrants	5,680,000	56,800	-	-	56,800
Purchase of stock by officers and directors	58,000	580	80,040	-	80,620
Equity based compensation - employees	-	-	4,270,180	-	4,270,180
Share issuance costs	-	-	(2,331,760)	-	(2,331,760)
Net loss	-	-	-	(26,920,465)	(26,920,465)
BALANCE, SEPTEMBER 30, 2024	63,787,104	$ 637,870	$ 526,241,074	$ (514,011,861)	$ 12,867,083

CEL-SCI CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (26,920,465)	$ (32,194,303)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation and amortization	3,969,183	3,958,334
Non-cash lease expense	4,873	15,292
Share-based payments for services	858,498	655,740
Equity based compensation	4,270,180	6,286,231
Common stock contributed to 401(k) plan	218,717	207,593
(Increase)/decrease in assets:		
Prepaid expenses	72,674	151,935
Supplies used for R&D and manufacturing	(172,608)	(156,727)
Deposits	745	(2,323,346)
Increase/(decrease) in liabilities:		
Accounts payable	(460,576)	257,845
Accrued expenses	(458,489)	207,089
Due to employees	(193,938)	85,756
Net cash used in operating activities	(18,811,206)	(22,848,561)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(94,875)	(361,892)
Expenditures for patent costs	(13,211)	(10,370)
Net cash used in investing activities	(108,086)	(372,262)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock and pre-funded warrants	23,575,000	6,552,497
Payments of stock issuance costs	(2,370,513)	(744,913)
Proceeds from the purchase of stock by officers and directors	80,620	-
Proceeds from the exercise of warrants	-	447,291
Payments on obligations under finance leases	(1,773,377)	(1,560,455)
Proceeds from related party loans	450,000	-
Payments of related party loans	(450,000)	-
Net cash provided by financing activities	19,511,730	4,694,420
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	592,438	(18,526,403)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,145,735	22,672,138
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 4,738,173	$ 4,145,735

CEL-SCI CORPORATION
STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2024 and 2023

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

		2024		2023
Property and equipment purchases included in current liabilities	$	32,954	$	51,650
Capitalized patent costs included in current liabilities	$	-	$	13,211
Assets purchased under finance leases	$	20,797	$	-
Finance lease obligation included in accounts payable	$	1,320	$	1,451
Consulting services paid with issuance of common stock	$	759,901	$	565,980
Financing costs included in current liabilities	$	38,950	$	77,703
Accrued consulting services to be paid with common stock	$	-	$	55,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS:				
Cash paid for interest	$	923,807	$	1,062,564

CEL-SCI CORPORATION
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

CEL-SCI Corporation (the Company) was incorporated on March 22, 1983, in the state of Colorado, to finance research and development in biomedical science and ultimately to engage in marketing and selling products.

The Company is focused on finding the best way to activate the immune system to fight cancer and infectious diseases. The Company has announced results from its Phase III study for its lead investigational therapy, Multikine® (Leukocyte Interleukin, Injection), involving head and neck cancer, for which the Company has received Orphan Drug Status from the United States Food and Drug Administration (FDA). Unlike other immune therapies, Multikine is administered locally at the site of the tumor as a first line treatment right after diagnosis, before surgery and radiation. The goal is to help the intact immune system kill the micro metastases that usually cause recurrence of the cancer to improve outcomes and better overall survival rates for patients suffering from head and neck cancer.

CEL-SCI is also investigating a peptide-based immunotherapy (CEL-4000) as a vaccine for rheumatoid arthritis using its LEAPS technology platform. CEL-SCI is in the process of completing pre-IND studies for CEL-4000.

2. LIQUIDITY

The Company has incurred significant costs since its inception for the acquisition of certain proprietary technology and scientific knowledge relating to the human immunological defense system, patent applications, research and development, administrative costs, construction and expansion of manufacturing and laboratory facilities and conducting clinical trials. The Company has funded such costs primarily with proceeds from loans and the public and private sale of its securities. The Company will be required to raise additional capital or find additional long-term financing to continue with its efforts to bring Multikine, the Company's lead investigational therapy, to market. The ability to raise capital may be dependent upon market conditions that are outside the control of the Company. The ability of the Company to obtain approval from any regulatory agency for the sale of products to be developed on a commercial basis is uncertain. Ultimately, the Company must complete the development of its products, obtain the appropriate regulatory approvals and obtain sufficient revenues to support its cost structure.

To finance the Company through marketing approval, the Company plans to raise additional capital in the form of corporate partnerships, and debt and/or equity financings. The Company believes that it will be able to obtain additional financing because it has done so consistently in the past and because Multikine showed great survival benefit in the Phase III study in one of the two treatment arms for advanced primary head and neck cancer. However, there can be no assurance that the Company will be successful in raising additional funds on a timely basis or that the funds will be available to the Company on acceptable terms or at all. If the Company does not raise the necessary amounts of money, it may have to curtail its operations until such time as it is able to raise the required funding.

Due to the Company's recurring losses from operations and future liquidity needs, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents – Cash and cash equivalents consist principally of unrestricted cash on deposit and short-term money market funds. The Company considers all highly liquid investments with a maturity when purchased of less than three months to be cash equivalents.

Property and Equipment – Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the term of the lease. Repairs and maintenance which do not extend the life of the asset are expensed when incurred. Property and equipment is reviewed on a quarterly basis to determine if any of the assets are impaired.

Supplies used for R&D and manufacturing – Supplies are consumable items kept on hand to support the Company's R&D and manufacturing operations. Supplies are recorded at the lower of cost or net realizable value and are charged to expense as they are used in operations. The Company regularly reviews the quality and utilization of supplies to determine if future use of these supplies is probable. Due to the generic use of these supplies, they can be used in multiple projects other than those currently being studied. Supplies held less than twelve months are classified as current assets and supplies held longer than twelve months are classified as non-current assets.

Patents – Patent expenditures are capitalized and amortized using the straight-line method over the shorter of the expected useful life or the legal life of the patent (17 years). In the event changes in technology or other circumstances impair the value or life of the patent, appropriate adjustments to the asset value and period of amortization are made. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset, and from its disposition, are less than the carrying value of the asset. The amount of the impairment loss would be the difference between the estimated fair value of the asset and its carrying value.

Leases – The Company accounts for contracts that convey the right to control the use of identified property, plant or equipment over a period of time in exchange for consideration as leases upon inception. The Company leases certain real estate, machinery, laboratory equipment and office equipment over varying periods. Many of these leases include an option to either renew or terminate the lease. For purposes of calculating lease liabilities, these options are included in the lease term when it is reasonably certain that the Company will exercise such options. The incremental borrowing rate utilized to calculate the lease liabilities is based on the information available at the commencement date, as most of the leases do not provide an implicit borrowing rate. The incremental borrowing rate reflects the rate of interest that the Company would pay on the lease commencement date to borrow an amount equal to the lease payments on a collateralized basis over a similar term in similar economic environments. Short-term leases, defined as leases with initial terms of 12 months or less, are not reflected on the balance sheet. Lease expense for such short-term leases is not material. Operating and finance lease agreements which require payments for lease and non-lease components are accounted for as a single lease component. Variable lease payments that cannot be determined at the commencement of the lease are not included in the calculation of right of use assets or lease liabilities, and are expensed as incurred.

Share-Based Compensation – Compensation cost for all share-based awards is measured at fair value as of the grant date in accordance with the provisions of ASC 718, Compensation – Stock Compensation ("ASC 718"). The fair value of stock options is calculated using the Black-Scholes option pricing model. The Black-Scholes model requires five input variables: the strike price of an option, the current stock price, the time to expiration, the risk-free rate, and the volatility. The share-based compensation cost is recognized using the straight-line method as expense over the requisite service or vesting period.

The Company has Incentive Stock Option Plans, Non-Qualified Stock Option Plans, Stock Compensation Plans, Stock Bonus Plans and an Incentive Stock Bonus Plan. These Plans are collectively referred to as the "Plans". All Plans have been approved by the Company's stockholders.

The Company's stock options are not transferable, and the actual value of the stock options that an employee may realize, if any, will depend on the excess of the market price on the date of exercise over the exercise price. For options issued with service conditions only, the Company has based its assumption for stock price volatility on the variance of daily closing prices of the Company's stock. The risk-free interest rate assumption is based on the U.S. Treasury rate at the date of grant with the term equal to the expected life of the option. Forfeitures are accounted for when they occur. The expected term of options represents the period that options granted are expected to be outstanding and has been determined based on an analysis of historical exercise behavior. If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation expense for new awards may differ materially in the future from that recorded in the current period.

Restricted stock granted under the Incentive Stock Bonus Plan and options granted under the Non-Qualified Stock Option Plans are subject to service, performance and market conditions and meet the classification of equity awards. These awards were measured at fair value on the grant dates using a Monte Carlo simulation for issuances where the attainment of performance criteria is uncertain. The total compensation cost will be expensed over the estimated requisite service period.

Research and Development Costs - Research and development costs are expensed as incurred. Management accrues Clinical Research Organization ("CRO") expenses and clinical trial study expenses based on services performed and relies on the CROs to provide estimates of those costs applicable to the completion stage of a study. Estimated accrued CRO costs are subject to revisions as such studies progress to completion. The Company records revisions to estimated expense in the period in which the facts that give rise to the revision become known.

Net Loss Per Common Share – The Company calculates net loss per common share in accordance with ASC 260, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. The Company's potentially dilutive shares, which include outstanding common stock options, unvested restricted stock and common stock warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents. The Company maintains its cash and cash equivalents with high quality financial institutions. At times, these accounts may exceed federally insured limits. The Company has not experienced any losses in such bank accounts. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents. All non-interest bearing cash balances were fully insured up to $250,000 at September 30, 2024 and 2023.

Income Taxes – The Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes, on a tax jurisdiction basis. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be recognized. A full valuation allowance was recorded against the deferred tax assets as of September 30, 2024 and 2023.

Impairment of long-lived assets – CEL-SCI's fixed assets are made up of leasehold improvements, furniture, and equipment. ASC 360-10 requires that a long-lived asset group be reviewed for impairment only when events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable. CEL-SCI's recurring losses are a triggering event that could indicate impairment of long-lived assets such as fixed assets. CEL-SCI reviews these assets to determine if events or changes in circumstances indicate the existence of impairment. If indicators of impairment exist, the Company tests for recoverability, then, if necessary, measures and records the impairment. The amount of the impairment loss would be the amount by which the carrying amount of the asset (group) exceeds its fair value.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying disclosures. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Estimates are used in accounting for, among other items, share-based compensation, useful lives for depreciation and amortization of long-lived assets, right-of-use assets and lease liabilities, deferred tax assets and the related valuation allowance. Actual results could differ from estimates, although management does not generally believe such differences would materially affect the financial statements in any given year. Additionally, in calculating the right-of-use assets and lease liabilities, estimates and assumptions were used to determine the incremental borrowing rates and the expected lease terms.

The Company considers the estimates used in valuing the stock options and the lease assets and liabilities to be significant.

Recently Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in ASU 2016-13 replace the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information. ASU 2016-13 was effective for SEC filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. As a smaller reporting company, the Company was permitted to adopt the new standard for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Effective October 1, 2023, the Company adopted ASU 2016-13 using a modified retrospective transition method. The adoption of ASU 2016-13 had no material impact on the Company's financial position, results of operations, or cash flows.

New Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands disclosures about a public entity's reportable segments and requires more enhanced information about a reportable segment's expenses, interim segment profit or loss, and how a public entity's chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. The update will be effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company is currently evaluating the impact that this change will have on the Company's disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures, which require greater disaggregation of income tax disclosures related to the income tax rate reconciliation and income taxes paid. The update will be effective for annual periods beginning after December 15, 2024. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that this change will have on the Company's disclosures.

In March 2024, the SEC issued its final climate disclosure rules, which require the disclosure of climate-related information in annual reports and registration statements. The rules require disclosure in the audited financial statements of certain effects of severe weather events and other natural conditions above certain financial thresholds, as well as amounts related to carbon offsets and renewable energy credits or certificates, if material. Under the rules as originally issued, disclosure requirements begin phasing in for fiscal years beginning on or after January 1, 2027. However, on April 4, 2024, the SEC determined to voluntarily stay the final rules pending certain legal challenges. We are currently evaluating the impact of the new rules and continue to monitor the status of the related legal challenges.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses ("ASU 2024-03"). ASU 2024-03 will require more detailed information about the types of expenses in commonly presented income statement captions such as "Cost of sales" and "Selling, general and administrative expenses". The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact that this change will have on the Company's disclosures.

4. WARRANTS AND NON-EMPLOYEE OPTIONS

The following warrants and non-employee options are outstanding at September 30, 2024:

Warrant/ Options	Issue Date	Shares Issuable upon Exercise of Warrants/ Options	Exercise Price	Expiration Date
Series N	8/18/2008	85,339	$3.00	8/18/2026
Series UU	6/11/2018	93,603	$2.80	6/30/2026
Series X	1/13/2016	120,000	$9.25	7/13/2026
Series Y	2/15/2016	26,000	$12.00	8/15/2026
Series MM	6/22/2017	333,432	$1.86	6/22/2026
Series NN	7/24/2017	200,087	$2.52	7/24/2026
Series RR	10/30/2017	234,009	$1.65	10/30/2026
Consultant Options	7/28/2017 – 9/2/2023	110,000	$1.39 - $2.18	7/27/2027 – 9/1/2028

The following warrants and non-employee options are outstanding at September 30, 2023:

Warrant/ Options	Issue Date	Shares Issuable upon Exercise of Warrants/ Options	Exercise Price	Expiration Date
Series N	8/18/2008	85,339	$3.00	8/18/2024
Series UU	6/11/2018	93,603	$2.80	6/30/2024
Series X	1/13/2016	120,000	$9.25	7/13/2024
Series Y	2/15/2016	26,000	$12.00	8/15/2024
Series MM	6/22/2017	333,432	$1.86	6/22/2024
Series NN	7/24/2017	200,087	$2.52	7/24/2024
Series RR	10/30/2017	234,009	$1.65	10/30/2024
Consultant Options	7/28/2017 – 9/2/2023	110,000	$1.39 - $2.18	7/27/2027 – 9/1/2028

A. Equity Warrants

Changes in Equity Warrants

During the fiscal year ended September 30, 2024, 5,680,000 pre-funded warrants were exercised. The following equity warrants were exercised during the year ended September 30, 2023:

Warrants	Warrants Exercised	Exercise Price	Proceeds
Series RR	17,752	$1.65	$ 29,291
Series SS	200,000	2.09	418,000
	217,752		$ 447,291

No warrants recorded as equity expired during the fiscal year ended September 30, 2024. On February 5, 2023, 600 Series TT warrants, with an exercise price of $2.24, expired.

On May 4, 2024, the Company modified the terms of Series UU, X, Y, N, MM, NN and RR warrants by extending the expiration dates by twenty-four (24) months from their current expiration dates. The incremental cost of this extension was approximately $659,455, which was recorded as a deemed dividend. The Series N, X, MM, NN, RR and UU warrants are held by current Officers of the Company.

B. Options and Shares Issued to Consultants

The Company typically enters into consulting arrangements in exchange for common stock or stock options. During the years ended September 30, 2024 and 2023, the Company issued 409,932 and 249,997 shares, respectively, of common stock to consultants, all of which were restricted shares. Under these arrangements, during the periods presented, the common stock was issued with stock prices ranging from $1.08 to $3.47 per

share. The weighted average grant price was $1.69 and $1.83, respectively, for stock issued during the years ended September 30, 2024 and 2023.

During the years ended September 30, 2024 and 2023, the Company recorded total expense of approximately $681,000 and $656,000, respectively, relating to these consulting agreements, which are included in general and administrative expense on the accompanying statements of operations. At September 30, 2024 and 2023, costs of approximately $52,000 and $205,000, respectively, are included in prepaid expenses.

No options were issued to consultants during the year ended September 30, 2024. During the year ended September 30, 2023, the Company issued 100,000 options to a consultant to purchase common stock with an exercise price of $1.39. These options vest 50% on September 2, 2024 and 50% on September 2, 2025 and expire on September 1, 2028. As of September 30, 2024, 110,000 options issued to consultants as payment for services remained outstanding, all of which were issued from the Non-Qualified Stock Option Plan.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30:

	2024	2023
Research equipment	$ 4,167,828	$ 4,109,070
Furniture and equipment	104,593	99,296
Leasehold improvements	13,924,724	13,924,724
	18,197,145	18,133,090
Less: Accumulated depreciation	(10,067,392)	(7,944,964)
Property and equipment, net	$ 8,129,753	$ 10,188,126

Depreciation expense for the years ended September 30, 2024 and 2023 totaled approximately $2,135,000 and $2,114,000, respectively, and is included in operating expenses on the accompanying statements of operations.

6. PATENTS

Patents consist of the following at September 30:

	2024	2023
Patents	$ 829,716	$ 853,445
Less: Accumulated amortization	(664,224)	(655,741)
Patents, net	$ 165,492	$ 197,704

During the years ended September 30, 2024 and 2023, there was no impairment of patent costs. The weighted average remaining amortization period for patents is approximately 8 years. For the years ended September 30, 2024 and 2023, amortization of patent costs totaled approximately $32,000 and $38,000, respectively, and is included in general and administrative expense on the accompanying statements of operations. The total estimated future amortization is as follows:

Years ending September 30,	
2025	$ 29,000
2026	25,000
2027	22,000
2028	19,000
2029	16,000
Thereafter	54,000
	$ 165,000

7. INCOME TAXES

At September 30, 2024 and 2023, the Company had net deferred tax assets of $62.8 million and $60.0 million, respectively. Due to uncertainties surrounding the Company's ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset the net deferred tax assets. In assessing the realization of deferred tax assets, management considered whether it was more likely than not that some, or all, of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income. Management has considered the history of the Company's operating losses and believes that the realization of the benefit of the deferred tax assets cannot be reasonably assured.

Pursuant to Section 382 of the Internal Revenue Code, or IRC, annual use of the Company's net operating loss (NOL) carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. Such ownership change could result in annual limitations on the utilization of tax attributes, including NOL carryforwards and tax credits. The Company performed an estimated analysis to determine if any additional ownership changes occurred during the year ended September 30, 2024 and no such changes were identified. If changes in ownership occur after year end, NOL and tax credit carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance.

The Company had federal NOL carryforwards of approximately $146.4 million and $123.1 million at September 30, 2024 and 2023, respectively. Approximately $19.2 million of the NOL carryforwards begin to expire during the year ended September 30, 2024 and become fully expired by 2038 and approximately $127.2 million of NOL carryforwards, which were generated after the enactment of Tax Cuts and Jobs Act, have an indefinite life. In addition, the Company has a general business credit as a result of the credit for increasing research activities ("R&D credit") of approximately $0.9 million and $1.2 million at September 30, 2024 and 2023, respectively. The R&D credit expires during the fiscal year ended 2029.

Significant components of the Company's deferred tax assets and liabilities as of September 30, 2024 and 2023 are listed below:

	2024	2023
NOL carryforwards	$ 34,673,000	$ 30,829,000
Capitalized R&D	14,062,000	15,196,000
Stock-based compensation	11,645,000	11,579,000
Lease liabilities	2,752,000	3,400,000
R&D credit	932,000	1,221,000
Vacation and other	188,000	298,000
Fixed assets and intangibles	347,000	168,000
Total deferred tax assets	64,599,000	62,691,000
Right-of-use assets	(2,095,000)	(2,713,000)
Fixed assets and intangibles	-	-
Total deferred tax liabilities	(2,095,000)	(2,713,000)
Net deferred tax asset	62,504,000	59,978,000
Valuation allowance	(62,504,000)	(59,978,000)
Ending balance	$ -	$ -

The Company has no federal or state current or deferred tax expense or benefit. The Company's effective tax rate differs from the applicable federal statutory tax rate. The reconciliation of these rates is as follows for the years ended September 30:

	2024	2023
Federal rate	21.00%	21.00%
State rate change	(11.97)	(1.58)
State tax rate, net of federal benefit	2.68	4.05

Other adjustments	(2.32)	(1.62)
Permanent differences	0.00	0.00
Change in valuation allowance	(9.39)	(21.85)
Effective tax rate	0.00%	0.00%

The Company applies the provisions of ASC 740, *Accounting for Uncertainty in Income Taxes,* which requires financial statement benefits to be recognized for positions taken for tax return purposes when it is more likely than not that the position will be sustained. The Company has elected to reflect any tax penalties or interest resulting from tax assessments on uncertain tax positions as a component of tax expense. The Company has generated federal net operating losses in tax years ending September 30, 1999 through 2024. The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before September 30, 2021.

8. EQUITY-BASED COMPENSATION

The Company recognized the following expenses for options issued or vested and restricted stock awarded during the year:

	Year Ended September 30,	
	2024	2023
Employees	$ 4,270,180	$ 6,286,231
Non-employees	$ 680,768	$ 655,740

As of September 30, 2024, the total compensation cost related to non-vested options and restricted stock awarded to employees and non-employees not yet recognized was approximately $4.5 million and $0.1 million, respectively, and the weighted-average period over which it is expected to be recognized is 1.9 and 0.54 years, respectively.

During the years ended September 30, 2024 and 2023, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2024	2023
Expected stock price volatility	100.89 – 101.66%	99.18 – 100.18%
Risk-free interest rate	3.77 – 4.58%	3.41 – 4.25%
Expected life of options	9.61 – 9.64 years	9.63 – 9.66 years
Expected dividend yield	-	-

Non-Qualified Stock Option Plans

During the year ended September 30, 2024, the Company adopted the 2024 Non-Qualified Stock Option Plan, which provides for the issuance of up to 2,000,000 options to purchase shares of common stock. On April 19, 2024, the Company granted 1,962,000 options to purchase shares of common stock from the 2024 Non-Qualified Stock Option Plan to officers, directors and employees. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.50 per share, vests in three equal annual installments commencing one year after the grant date and expires on April 18, 2034.

During the year ended September 30, 2023, the Company adopted the 2023 Non-Qualified Stock Option Plan, which provides for the issuance of up to 2,000,000 options to purchase shares of common stock. On August 8, 2023, the Company granted 1,958,500 options to purchase shares of common stock from the 2023 Non-Qualified Stock Option Plan to officers, directors and employees. Each option entitles the holder to purchase one share of the Company's common stock at a price of $1.36 per share, vests in three equal annual installments commencing one year after the grant date and expires on August 7, 2033.

At September 30, 2024, the Company has collectively authorized the issuance of 17,787,200 options to purchase shares of common stock under its Non-Qualified Stock Option Plans. Options typically vest over a three-year period and expire no later than ten years after the grant date. Terms of the options were determined by the Company's Compensation Committee which administers the plans. The Company's employees, directors, officers, and consultants or advisors are eligible to be granted options under the Non-Qualified Stock Option Plans.

Incentive Stock Option Plans – At September 30, 2024, the Company had collectively authorized the issuance of 138,400 options to purchase shares of common stock under its Incentive Stock Option Plans. Options typically vest over a three-year period and expire no later than ten years after the grant date. Terms of the options were determined by the Company's Compensation Committee which administers the Plans. Only the Company's employees are eligible to be granted options under the Incentive Stock Option Plans.

Activity in the Company's Non-Qualified and Incentive Stock Option Plans for the two years ended September 30, 2024 is summarized as follows:

Non-Qualified and Incentive Stock Option Plans

	Outstanding				Exercisable			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at September 30, 2022	12,964,014	$9.06	7.35	$1,866,240	7,067,617	$6.21	6.21	$1,866,105
Vested					952,256	$8.41		
Granted (a)	2,065,500	$1.37						
Exercised	-				-			
Forfeited	(213,165)	$9.19						
Expired	(58,791)	$61.05			(58,791)	$61.05		
Outstanding at September 30, 2023	14,757,558	$7.78	6.81	$0	7,961,082	$6.07	5.60	$0
Vested					1,501,583	$4.24		
Granted (b)	1,969,000	$1.50						
Exercised	-	-			-	-		
Forfeited	(406,333)	$10.01			-	-		
Expired	(62,145)	$27.35			(62,145)	$27.35		
Outstanding at September 30, 2024	16,258,080	$6.88	6.25	$0	9,400,520	$5.64	5.19	$0

(a) Includes 1,965,500 performance based options issued to officers and directors, 100,000 options issued to consultants. The weighted average grant date fair value was $1.22.
(b) The weighted average grant date fair value was $1.36.

A summary of the status of the Company's unvested options for the two years ended September 30, 2024 is presented below:

	Number of Options	Weighted Average Grant Date Fair Value	
Unvested at September 30, 2022	5,896,397	$	3.63
Vested	(952,256)	$	7.30
Granted	2,065,500	$	1.22
Forfeited	(213,165)	$	8.02
Unvested at September 30, 2023	6,796,476	$	2.25

Vested	(1,501,583)	$	3.73
Granted	1,969,000	$	1.36
Forfeited	(406,333)	$	1.94
Unvested at September 30, 2024	6,857,560	$	1.69

Incentive Stock Bonus Plan – On September 30, 2024, 610,500 of the shares granted under the 2014 Incentive Stock Bonus Plan remain outstanding, of which 463,250 shares are fully vested. During the year ended September 30, 2024 and 2023, there were 0 and 4,000 unvested shares that were forfeited, respectively. The shares are being earned upon the achievement of certain milestones leading to the commercialization of the Company's Multikine technology, or specified increases in the market price of the Company's stock. The fair value of the shares on the grant date was calculated using the market value on the grant-date for issuances where the attainment of performance criteria is likely and using a Monte Carlo Simulation for issuances where the attainment of performance criteria is uncertain. The grant date fair value of shares issued that remain outstanding as of September 30, 2024 was approximately $8.6 million. The total value of the shares, if earned, is being expensed over the requisite service periods for each milestone, provided the requisite service periods are rendered, regardless of whether the market conditions are met. No compensation cost is recognized for awards where the requisite service period is not rendered. During the years ended September 30, 2024 and 2023, the Company recorded expense relating to the issuance of restricted stock pursuant to the plan of approximately $0 and $(22,000), respectively. As of September 30, 2023, all compensation expense related to the 2014 Incentive Stock Bonus Plan has been fully recognized.

A summary of the status of the Company's restricted common stock issued from the Incentive Stock Bonus Plan for the two years ended September 30, 2024 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at September 30, 2022	151,250	$13.75
Forfeited	(4,000)	
Vested	-	
Unvested at September 30, 2023	147,250	$13.75
Forfeited	-	
Vested	-	
Unvested at September 30, 2024	147,250	$13.75

Stock Bonus Plans – As of September 30, 2024, the Company authorized to issue up to 1,283,760 shares of common stock from the Stock Bonus Plans and has issued a total of 649,840 shares of common stock under its Stock Bonus Plans. All employees, directors, officers, consultants, and advisors are eligible to be granted shares.

Stock Compensation Plans – On September 30, 2024, 634,000 shares were authorized for issuance pursuant to the Company's Stock Compensation Plans, of which 153,195 shares were issued and outstanding. No shares were issued from the Stock Compensation Plans during the years ended September 30, 2024 and 2023.

9. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution retirement plan, qualifying under Section 401(k) of the Internal Revenue Code, subject to the Employee Retirement Income Security Act of 1974, as amended, and covering substantially all Company employees. Each participant's contribution is matched by the Company with shares of common stock that have a value equal to 100% of the participant's contribution, not to exceed the lesser of $10,000 or 6% of the participant's total compensation. The Company's contribution of common stock is valued each quarter based upon the closing bid price of the Company's common stock. During the year ended September 30, 2024, 136,868 shares were issued to the Company's 401(k) plan for a cost of approximately $219,000. During the year ended September 30, 2023, 97,004 shares were issued to the Company's 401(k) plan for a cost of approximately $208,000.

10. COMMITMENTS AND CONTINGENCIES

Clinical Research Agreements

In August 2024 the Company entered into an agreement, pursuant to which the Company engaged Ergomed Clinical Research, Inc. to provide clinical development services related to the Company's upcoming confirmatory registration study in exchange for fees. Since the Company entered into this agreement it has incurred research and development expenses of approximately $0.4 million as of September 30, 2024.

Lease Agreements

The Company leases a manufacturing facility near Baltimore, Maryland (the San Tomas lease). The building was remodeled in accordance with the Company's specifications so that it can be used by the Company to manufacture Multikine for the Company's Phase III clinical trial and sales of the drug if approved by the FDA or regulators in Canada, the UK or Europe. The lease is for a term of twenty years and requires annual base rent to escalate each year at 3%. The Company is required to pay all real estate and personal property taxes, insurance premiums, maintenance expenses, repair costs and utilities. The lease allows the Company, at its election, to extend the lease for two ten-year periods or to purchase the building at the end of the 20-year lease, which expires in October 2028. The renewal options are not included in the calculation of the right-of-use asset and lease liability because exercise of those options is not reasonably certain.

As of September 30, 2024 and 2023, respectively, the net book value of the finance lease right-of-use asset is approximately $7.4 million and $9.1 million and the balance of the finance lease liability is approximately $10.0 million and $11.7 million, of which approximately $2.0 million and $1.8 million is current. These amounts include the San Tomas lease as well as several other smaller finance leases for office equipment. During the years ended September 30, 2024 and 2023, the finance right of use assets are being depreciated using a straight-line method over the underlying lease terms and depreciation expense totaled approximately $1.8 million in both periods, which is included in research and development expense on the accompanying statements of operations. Total cash paid related to finance leases during the years ended September 30, 2024 and 2023, respectively, was approximately $2.7 million and $2.6 million, of which approximately $0.9 million and $1.1 million was for interest. The total cash paid related to finance lease principal payments is included in cash flows from financing activities on the accompanying statements of cash flows. The total cash paid related to finance lease interest expense is included in cash flows from operating activities on the accompanying statements of cash flows. The weighted average discount rate of the Company's finance leases is 8.46% and the weighted average remaining lease term is 4.09 years. During the years ended September 30, 2024 and 2023, total finance lease costs were approximately $2.7 million and $2.9 million, consisting of approximately $1.8 million of lease asset amortization in both periods, and approximately $0.9 million and $1.1 million of interest on the finance lease liabilities, respectively. Variable lease expenses, such as maintenance costs, utilities, and real property taxes are not included in right of use assets or lease liabilities but rather are expensed as incurred. During the year ended September 30, 2024, there were approximately $0.9 million of variable finance lease costs, which are included in research and development expense on the accompanying statements of operations.

On January 11, 2023, the Company was required to deposit approximately $2.3 million to its landlord, equivalent to one year's rent, for falling below the stipulated cash threshold in accordance with the San Tomas lease. The amount will be included as an asset on the balance sheet until the Company meets the minimum cash balance required and the deposit is returned.

Approximate future minimum lease payments under finance leases as of September 30, 2024 are as follows:

Year ending September 30,		
2025		$ 2,747,000
2026		2,838,000
2027		2,929,000
2028		3,021,000
2029		255,000
Total future minimum lease obligation		11,790,000
Less imputed interest on finance lease obligations		(1,821,000)
Net present value of finance lease obligations		9,969,000
Net present value of finance lease obligations – current portion		2,011,000
Net present value of finance lease obligations – non-current portion	$	7,958,000

The Company leases two facilities under operating leases. The lease for the Company's office headquarters will expire on November 30, 2025. The lease for its research and development laboratory and will expire on February 29, 2032. The operating leases include escalating rental payments. The Company is recognizing the related rent expense on a straight-line basis over the terms of the leases.

As of September 30, 2024 and 2023, respectively, the net book value of the operating lease right-of-use asset is approximately $1.5 million and $1.7 million and the balance of the operating lease liability is approximately $1.7 million and $1.9 million, of which approximately $0.2 million is current in both periods. During the years ended September 30, 2024 and 2023, the Company incurred lease expense under operating leases of approximately $0.4 million in both periods, which is included in general and administrative expense on the accompanying statements of operations. Total cash paid related to operating leases during the years ended September 30, 2024 and 2023 was approximately $0.4 million and $0.3 million, respectively. The total cash paid related to operating leases is included in cash flows from operating activities on the accompanying statements of cash flows. The weighted average discount rate of the Company's operating leases is 9.0% and the weighted average the remaining lease term is 6.98 years.

As of September 30, 2024, future minimum lease payments on operating leases are as follows:

Year ending September 30,		
2025		$ 366,000
2026		287,000
2027		277,000
2028		285,000
2029		294,000
Thereafter		746,000
Total future minimum lease obligation		2,255,000
Less imputed interest on operating lease obligation		(602,000)
Net present value of operating lease obligations		1,653,000
Net present value of operating lease obligations – current portion		227,000
Net present value of operating lease obligations – non-current portion	$	1,426,000

11. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2024, certain officers and directors purchased 58,000 shares of restricted common stock at an aggregated fair market value of approximately $81,000. During the year ended September 30, 2023, no restricted shares of the Company's common stock were purchased by related parties.

On July 11, 2024, Geert Kersten, the Company's Chief Executive Officer and a director, loaned the Company $200,000. On July 18, 2024, Mr. Kersten loaned the Company an additional $250,000. These amounts were repaid on July 30, 2024.
On May 4, 2024, the Company modified the terms of Series UU, X, Y, N, MM, NN and RR warrants by extending the expiration dates by twenty-four (24) months from their current expiration dates. The incremental cost of this extension was approximately $0.7 million, which was recorded as a deemed dividend in the financial statements for the three months ended June 30, 2024. The Series N, X, MM, NN, RR and UU warrants are held by Geert Kersten, Patricia Prichep (current Officers of the Company) and the de Clara Trust, of which the Company's CEO, Geert Kersten, is a beneficiary.

On October 28, 2022, the expiration date of the Series RR warrants was extended two years from October 30, 2022 to October 30, 2024 (Note C). The incremental cost of this extension was approximately $172,000, which was recorded as a deemed dividend.

12. STOCKHOLDERS' EQUITY

Exercise of Warrants

During the year ended September 30, 2024, 5,680,000 pre-funded warrants were exercised. During the year ended September 30, 2023, the Company received proceeds of approximately $0.4 million from the exercise of warrants, as detailed in Note 4. Upon exercise, 217,752 shares of common stock were issued during the year ended September 30, 2023.

Proceeds from the Sale of Common Stock

On July 29, 2024, the Company sold 3,715,000 shares of common stock at an offering price of $1.00 per share, and pre-funded warrants to purchase up to 7,130,000 shares of common stock, at an offering price of $0.99 per pre-funded warrant, for proceeds of approximately $9.7 million, net of issuance costs of approximately $1.1 million. Holders of the pre-funded warrants have exercised 5,680,000 of the pre-funded warrants as of September 30, 2024.

The Company determined that the pre-funded warrants sold in the July 26, 2024 offering are freestanding financial instruments because they are both legally detachable and separately exercisable from the common stock sold in the offering. As such, the Company evaluated the pre-funded warrants to determine whether they represent instruments that require liability classification pursuant to the guidance in ASC 480. However, the Company concluded that the pre-funded warrants are not a liability within the scope of ASC 480 due to their characteristics. Further, the Company determined that the pre-funded warrants do not meet the definition of a derivative under ASC 815. Accordingly, the Company assessed the pre-funded warrants relative to the guidance in ASC No. 815-40, Contracts in Entity's Own Equity, to determine the appropriate treatment. The Company concluded that the pre-funded warrants are both indexed to its own stock and meet all other conditions for equity classification. Accordingly, the Company has classified the pre-funded warrants as permanent equity and recorded them as a component of additional paid-in capital upon the closing of the transaction in July 2024.

In February 2024, the Company sold 3,875,000 shares of common stock at a public offering price of $2.00 per share and received proceeds of approximately $7.0 million, net of issuance costs of approximately $0.7 million.

In November 2023, the Company sold 2,490,000 shares of common stock at a public offering price of $2.00 per share and received proceeds of approximately $4.5 million, net of issuance costs of approximately $0.5 million.

In April 2023, the Company sold 794,117 shares of common stock at a public offering price of $1.70 per share and received proceeds of approximately $1.4 million. The Company granted the underwriters a 30-day option to purchase up to 119,117 additional shares of common stock to cover over-allotments. The underwriter fully exercised this option in May 2023, resulting in additional proceeds to the Company of approximately $200,000. The Company incurred issuance costs of approximately $0.2 million related to this offering.

13. FAIR VALUE MEASUREMENTS

In accordance with the provisions of ASC 820, "Fair Value Measurements," the Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company generally applies the income approach to determine fair value. This method uses valuation techniques to convert future amounts to a single present amount. The measurement is based on the value indicated by current market expectations with respect to the future amounts.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to active markets for identical assets and liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Company classifies fair value balances based on the observability of those inputs. The three levels of the fair value hierarchy are as follows:

- Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities
- Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and amounts derived from valuation models where all significant inputs other than quoted prices that are observable for the asset or liability are observable in active markets

- Level 3 – Unobservable inputs that reflect management's assumptions

For disclosure purposes, assets and liabilities are classified in their entirety in the fair value hierarchy level based on the lowest level of input that is significant to the overall fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy levels.

The Company's money market funds included in cash equivalents are measured at fair value on a recurring basis. The following tables summarize the Company's fair value measurements and the level of inputs within the fair value hierarchy utilized to determine such fair value as of September 30:

September 30, 2024					
Description	**Level**		**Cost**		**Fair Value**
Cash and cash equivalents					
Cash	1	$	-	$	1,258,173
Money market funds included in cash and cash equivalents (Note 2)	1	$	3,480,000	$	3,480,000
Total cash and cash equivalents		$	3,480,000	$	4,738,173

September 30, 2023					
Description	**Level**		**Cost**		**Fair Value**
Cash and cash equivalents					
Cash	1	$	-	$	1,895,735
Money market funds included in cash and cash equivalents (Note 2)	1	$	2,250,000	$	2,250,000
Total cash and cash equivalents		$	2,250,000	$	4,145,735

14. NET LOSS PER COMMON SHARE

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method. The Company's potentially dilutive shares, which include outstanding common stock options, common stock warrants and restricted stock are not included in the computation of diluted net loss per share if their effect would be anti-dilutive.

The calculation of basis and diluted net loss per share includes 1,450,000 of the pre-funded warrants that remain outstanding as of September 30, 2024.

The following table provides a reconciliation of the numerators and denominators of the basic and diluted per-share computations:

	Year ended September 30,			
	2024		**2023**	
Loss per share – basic and diluted				
Net loss available to common shareholders – basic and diluted	$	(27,579,921)	$	(32,365,855)
Weighted average shares outstanding – basic and diluted		54,044,989		44,479,865
Basic and diluted loss per common share	$	(0.51)	$	(0.73)

In accordance with the contingently issuable shares guidance of ASC 260, *Earnings Per Share*, the calculation of diluted net loss per share excludes the following dilutive securities because their inclusion would have been anti-dilutive as of September 30:

	2024	2023
Options and warrants	17,350,550	15,850,028
Unvested restricted stock	147,250	147,250
Total	17,497,800	15,997,278

15. SUBSEQUENT EVENTS

On October 18, 2024, the Company entered into a Securities Purchase Agreement with Ergomed Group Limited pursuant to which the Company issued 1 million shares of common stock in exchange for services.

On December 31, 2024, the Company sold 7,552,500 shares of common stock at an offering price of $0.31 per share, and pre-funded warrants to purchase up to 8,577,500 shares of common stock, at an offering price of $0.3099 per pre-funded warrant, for gross proceeds of approximately $5 million.

CORPORATE INFORMATION

Board of Directors

Geert R. Kersten
Chief Executive Officer
CEL-SCI Corporation

Robert Watson
Director, Chairman of the Board
Health Gorilla

Bruno Baillavoine
Director
Pericles Group UK

Mario Gobbo
Director
Corporate Finance Investment Partners

Corporate Officers

Geert R. Kersten
Chief Executive Officer
Treasurer

Eyal Talor, Ph.D.
Chief Scientific Officer

Patricia B. Prichep
Chief Financial and Operations Officer
Corporate Secretary

John Cipriano
Senior Vice President of Regulatory Affairs

Daniel Zimmerman, Ph.D.
Senior Vice President of Research, Cellular Immunology

Corporate Headquarters

CEL-SCI Corporation
8229 Boone Boulevard
Suite 802
Vienna, VA 22182
USA

Telephone: (703) 506-9460
Facsimile: (703) 506-9471

Website: www.cel-sci.com

Independent Auditors

BDO USA, P.C.
Potomac, MD

Counsel

Hart & Hart
Denver, CO

Transfer Agent and Registrar

Computershare Investor Services
8742 Lucent Boulevard, Suite 300
Highlands Ranch, CO 80129
(303) 262-0600

Inquiries regarding transfer requirements, lost certificates and change of address should be directed to the transfer agent.

Stock Profile

CEL-SCI Corporation's common stock is traded on the NYSE American exchange under the symbol *CVM*. CEL-SCI also trades on five German stock exchanges under the Symbol **LSR**, German Securities Code (Wertpapierkennnummer) 871006.

There are approximately 460 stockholders of record as of March 25, 2025. CEL-SCI has not paid cash dividends on its common stock since its inception.

SEC Form 10-K

A copy of CEL-SCI's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to:

Corporate Communications
CEL-SCI Corporation
8229 Boone Boulevard, Suite 802
Vienna, VA 22182
USA

CEL-SCI Corporation
8229 Boone Boulevard
Suite 802
Vienna, VA 22182
USA